Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

Atlantic Power Corporation

The following table sets forth the ratio of earnings to fixed charges for the periods indicated below in millions of U.S. dollars:

	Nine Months Ended September 30, 2017	Year Ended December 31, 2016	Year Ended December 31, 2015	Year Ended December 31, 2014	Year Ended December 31, 2013	Year Ended December 31, 2012
Earnings (loss) from continuing operations before income taxes	$(92.5)	$(128.5)	$(114.5)	$(184.6)	$(56.4)	$(144.1)
Income (loss) attributable to noncontrolling interest	(3.0)	—	(11.0)	(16.4)	(3.4)	(0.6)
Preferred dividends	6.5	8.5	8.8	11.6	12.6	13.1
Distributions from equity investments	30.9	55.3	58.5	76.2	40.9	38.4
Interest capitalized	—	—	—	—	1.9	17.0
Fixed charges (from below)	62.6	123.7	124.1	176.0	138.5	135.8
	$(2.5)	$42.0	$70.3	$72.4	$111.9	$0.6
Fixed charges
Project level interest	$6.6	$9.2	$8.2	$17.7	$19.9	$16.4
Corporate level interest	49.5	106.0	107.1	146.7	104.1	89.3
Interest capitalized	—	—	—	—	1.9	17.0
Preferred dividends	6.5	8.5	8.8	11.6	12.6	13.1
	62.6	123.7	124.1	176.0	138.5	135.8
Ratio of earnings	0.0	0.3	0.6	0.4	0.8	0.0

Our ratio of earnings to fixed charges is computed by dividing earnings by fixed charges. For these purposes, “earnings” is the amount resulting from adding together earnings (loss) from continuing operations before taxes, fixed charges and distributions from equity investments and subtracting income (loss) attributable to noncontrolling interests, preferred dividends and capitalized interest. “Fixed charges” is the amount resulting from adding together project level interest (including interest capitalized), corporate level interest expenses and preferred dividends.